Exhibit 1

RECENT DEVELOPMENTS

The information in this section supplements the information about Mexico corresponding to the headings below that is contained in Exhibit D to Mexico’s annual report on Form 18-K, as amended, for the fiscal year ended December 31, 2015 (the 2015 Form 18-K). To the extent that the information included in this section differs from the information set forth in the 2015 Form 18-K, you should rely on the information in this section.

United Mexican States

New U.S. Administration

Changes in economic, political and regulatory conditions in the United States or in U.S. laws and policies governing foreign trade and foreign relations could create uncertainty in the international markets and could have a negative impact on the Mexican economy. Economic conditions in Mexico and the value of securities issued by Mexico may be affected by economic and market conditions in the United States. This correlation is due, in part, to the high level of economic activity between the two countries generally, including the trade facilitated by the North American Free Trade Agreement (“NAFTA”), as well as physical proximity.

Following the U.S. elections in November 2016 and the change in the U.S. administration, there is uncertainty regarding future U.S. policies with respect to matters of importance to Mexico and its economy, particularly including trade and migration. Changes in U.S. policy could have an adverse effect on the Mexican economy and public finances. In particular, the U.S. administration has raised the possibility of re-negotiating NAFTA. It has also raised the possibility of taking various forms of action in the area of trade, tariffs, immigration and taxation that could affect Mexico. Because the Mexican economy is closely tied to the U.S. economy, the re-negotiation of NAFTA, or other U.S. policies that may be adopted by the new U.S. administration, may adversely affect economic conditions in Mexico. U.S. immigration policies could also affect trade and other relations between Mexico and the U.S. and have other consequences for Mexican Government policies. These factors could have an impact on Mexico’s gross domestic product (“GDP”) growth, the exchange rate between the U.S. dollar and the Mexican peso, levels of foreign direct investment and portfolio investment in Mexico, interest rates, inflation, and the Mexican economy generally.

Form of Government

On January 4, 2017, Luis Videgaray was appointed as the Secretary of Foreign Affairs of Mexico by President Enrique Peña Nieto. Mr. Videgaray previously served as the Secretary of Finance and Public Credit of the Ministry of Finance and Public Credit of Mexico from 2012 to 2016.

Legal and Political Reforms

Consistent with the National Development Plan, on January 9, 2017, the Government announced that it signed the Acuerdo para el Fortalecimiento Económico y la Protección de la Economía Familiar (Agreement for Economic Strengthening and Protection of the Economy of the Family). This agreement aims to strengthen the domestic market in Mexico with a focus on protecting the economic well-being of Mexican families, increasing investment and maintaining job creation, economic growth and competitiveness.

Environment

On November 4, 2016, the Paris Agreement entered into force. As part of Mexico’s commitment to comply with the terms of the Paris Agreement, the Secretaría de Medio Ambiente y Recursos Naturales (Ministry of Environment and Natural Resources, or SEMARNAT) presented Mexico’s strategy to reduce greenhouse gas emissions through 2050 during a Meeting of the Parties to the Paris Agreement on November 17, 2016.

The Economy

Gross Domestic Product

The following tables set forth the composition of Mexico’s real GDP by economic sector, in constant 2008 pesos and in percentage terms, for the periods indicated.

Table No. 1—Real GDP by Sector in Billions of Constant Pesos(1)

	2015		2016(2)
Primary Activities:
Agriculture, forestry, fishing, hunting and livestock(3)	Ps.	432.6	Ps.	450.4
Secondary Activities:
Mining		964.6		902.9
Utilities		324.9		335.6
Construction		1,035.2		1,054.1
Manufacturing		2,373.7		2,404.6
Tertiary Activities:
Wholesale and retail trade		2,219.6		2,273.3
Transportation and warehousing		835.8		859.2
Information		489.4		538.6
Finance and insurance		643.6		693.1
Real estate, rental and leasing		1,676.8		1,708.0
Professional, scientific and technical services		312.2		334.0
Management of companies and enterprises		88.0		92.1
Administrative and support and waste management and remediation services		435.1		452.7
Education services		496.2		501.3
Health care and social assistance		259.7		263.0
Arts, entertainment and recreation		61.9		65.5
Accommodation and food services		303.8		315.2
Other services (except public administration)		287.8		304.5
Public administration		509.6		509.8

Gross value added at basic values		13,750.5		14,058.0
Taxes on products, net of subsidies		385.0		402.9

GDP	Ps	14,135.5	Ps	14,461.0

Note: Numbers may not total due to rounding.

(1)	Based on GDP calculated in constant 2008 pesos.
(2)	Preliminary figures.
(3)	GDP figures relating to agricultural production set forth in this table and elsewhere herein are based on figures for “agricultural years,” with the definition of the relevant “agricultural year” varying from crop to crop based on the season during which it is grown. Calendar year figures are used for the other components of GDP.

Source: INEGI.

Table No. 2—Real GDP Growth by Sector

(% change against prior years)(1)

	2015	2016(2)
GDP (constant 2008 prices)	2.6%	2.4%
Primary Activities:
Agriculture, forestry, fishing, hunting and livestock(3)	1.5	4.1
Secondary Activities:
Mining	(4.6)	(6.4)
Utilities	2.3	3.3
Construction	2.5	1.8
Manufacturing	2.5	1.3
Tertiary Activities:
Wholesale and retail trade	4.7	2.4
Transportation and warehousing	4.3	2.8
Information	7.8	10.1
Finance and insurance	4.3	7.7
Real estate, rental and leasing	2.5	1.9
Professional, scientific and technical services	4.2	7.0
Management of companies and enterprises	3.5	4.7
Administrative support, waste management and remediation services	1.2	4.1
Education services	0.0	1.0
Health care and social assistance	(2.3)	1.3
Arts, entertainment and recreation	3.8	5.7
Accommodation and food services	5.8	3.8
Other services (except public administration)	2.7	5.8
Public administration	2.7	0.0

Note: Numbers may not total due to rounding.

(1)	Based on GDP calculated in constant 2008 pesos.
(2)	Preliminary figures.
(3)	GDP figures relating to agricultural production set forth in this table and elsewhere herein are based on figures for “agricultural years,” with the definition of the relevant “agricultural year” varying from crop to crop based on the season during which it is grown. Calendar year figures are used for the other components of GDP.

Source: INEGI.

According to preliminary figures, Mexico’s GDP increased by 2.4% in real terms during 2016 as compared to 2015. This increase was due to an increase of 4.1% in the primary activities sector as well as important increases in some tertiary activities such as 10.1% in information, 7.7% in finance and insurance, 7.0% in professional, scientific and technical services and 5.8% in other services (except public administration). Such increases compensated for the 6.4% decrease in the mining sector, the only sector that contracted in 2016.

Employment and Labor

According to preliminary Tasa de Desocupación Abierta (open unemployment rate) figures, Mexico’s unemployment rate was 3.5% as of December 31, 2016, a 0.7% decrease from the rate registered on December 31, 2015. As of December 31, 2016, the economically active population in Mexico 15 years of age or older consisted of 54.0 million individuals.

Principal Sectors of the Economy

Manufacturing

The following table shows the value of industrial manufacturing output in constant 2008 pesos and the percentage of total output accounted for by each manufacturing sector for the periods indicated.

Table No. 3—Industrial Manufacturing Output Differential by Sector

(in billions of pesos(1) and percent change against prior year(2))

	2015(3)		2015(3)	2016(3)		2016(3)
Food	Ps.	494.8	2.0%	Ps.	507.7	4.7%
Beverage and tobacco products		121.6	9.8		128.1	4.1
Textile mills		16.7	3.0		16.6	(3.1)
Textile product mills		14.3	2.3		14.9	7.7
Apparel		58.0	19.2		56.8	(8.4)
Leather and allied products		18.2	4.0		17.9	0.5
Wood products		23.4	0.6		22.2	0.1
Paper		47.7	3.3		49.3	2.2
Printing and related support activities		15.6	6.2		15.1	(2.7)
Petroleum and coal products		72.0	1.7		63.9	(25.6)
Chemicals		250.0	(1.7)		243.1	(5.8)
Plastics and rubber products		70.3	4.5		72.5	1.6
Nonmetallic mineral products		119.1	3.3		122.5	4.9
Primary metals		159.6	(7.6)		164.7	7.8
Fabricated metal products		78.8	2.7		81.4	8.6
Machinery		94.6	(2.0)		97.8	9.4
Computers and electronic products		109.5	9.8		116.2	5.8
Electrical equipment, appliances and components		73.3	7.1		75.9	4.7
Transportation equipment		455.4	8.9		456.3	3.6
Furniture and related products		28.4	(20.6)		27.4	(9.4)
Miscellaneous		52.6	6.0		54.3	(9.4)
Total expansion/contraction	Ps.	2,373.7	3.1	Ps.	2,404.6	1.8

(1)	Constant pesos with purchasing power as of December 31, 2008.
(2)	Percent change reflects differential in constant 2008 pesos.
(3)	Preliminary figures.

Source: INEGI

Petroleum and Petrochemicals

On August 11, 2014, secondary legislation opened the bidding processes to Mexican and non-Mexican investors for participation in the exploration, production and transportation of oil and gas. On November 14, 2016, the Ministry of Energy initiated the second round of bidding for several areas for exploration and extraction of hydrocarbons in terrestrial fields. On December 5, 2016, the Ministry of Energy announced the award of eight contracts for the exploration and extraction of hydrocarbons from the waters of the Gulf of Mexico corresponding to a request for proposals pursuant to the first round of bidding.

Financial System

Monetary Policy, Inflation and Interest Rates

The following table shows Mexico’s M1 and M4 money supply aggregates at each of the dates indicated. The methodology for the calculation of Mexico’s M1 and M4 money supply is discussed in “Financial System—Monetary Policy, Inflation and Interest Rates—Money Supply and Financial Savings” in the 2015 Form 18-K.

	Table No. 4—Money Supply December 31,
	2015		2016(1)
	(in millions of nominal pesos)
M1:
Bills and coins	Ps.	1,088,016	Ps.	1,263,001
Checking deposits
In domestic currency		1,301,904		1,475,985
In foreign currency		333,094		469,185
Interest-bearing peso deposits		614,312		648,032
Savings and loan deposits		14,560		16,614

Total M1	Ps.	3,351,975	Ps.	3,872,817

M4	Ps.	13,858,271	Ps.	14,969,884

Note: Numbers may not total due to rounding.

(1)	Preliminary figures.

Source: Banco de México.

During 2016, consumer inflation was 3.4%, which was above the 3.0% target inflation for the year and 1.3 percentage points higher than the 2.1% consumer inflation for 2015. According to Banco de México, inflation was in the higher range of the expected deviation (+/-1.0%) from the 3.0% target due mostly to a depreciation in the Mexican peso given the complicated external environment after the presidential elections in the United States and inflation associated with the price increases in some agricultural products as well as in certain energy products, as was the case with gasoline in the northern border.

The Mexican Government has announced that it will gradually remove price controls on gasoline and diesel over the course of 2017 and 2018 as part of the liberalization of fuel prices in Mexico. On December 27, 2016, the Ministry of Finance and Public Credit announced an increase, effective January 1, 2017, in the maximum gasoline and diesel prices to be applied in certain regions of Mexico, which caused an increase of gasoline prices of up to 20% in those areas. The removal of price controls and the resulting price increases have led to widespread protests across Mexico. Mexico cannot predict the effect of changes in gasoline and diesel prices, and any related political and social unrest, on the Mexican economy or whether the Mexican Government may alter its strategy for price liberalization in the future.

The following table shows, in percentage terms, the changes in price indices and annual increases in minimum wage for the periods indicated. For additional information on Mexico’s minimum wage policy, see “The Economy – Employment and Labor” in the 2015 Form 18-K.

Table No. 5 – Changes in Price Indices

	National Producer Price Index(1)(2)(3)	National Consumer Price Index(1)	Increase in Minimum Wage
2015	2.8	2.1	6.9
2016	8.5	3.4	4.2
2017
January	9.8	4.7	9.6
February	9.5	4.9	–

(1)	For annual figures, changes in price indices are calculated each December.
(2)	National Producer Price Index figures represent the changes in the prices for basic merchandise and services (excluding oil prices). The index is based on a methodology implemented in June 2012.
(3)	Preliminary figures for 2016-2017.

Sources: INEGI; Ministry of Labor.

As a result of a volatile external environment, inflation expectations increased, especially in the short-term. In order to prevent contamination to the price formation process in the economy, anchor inflation expectations and strengthen the inflation convergence to its target, Banco de México decided to increase the target for the Overnight Interbank Interest Rate by 50 basis points in each of its decisions of November 2016, December 2016 and February 2017, reaching a level of 6.25 percent on February 9, 2017. Banco de México seeks to prevent second round effects on inflation and to maintain medium and long-term inflation expectations anchored.

The following table sets forth the average interest rates per annum on 28-day and 91-day Cetes, the CPP and the 28-day and 91-day TIIE for the periods indicated. The Cetes, CPP and TIIE are described in “Financial System—Monetary Policy, Inflation and Interest Rates—Interest Rates” in the 2015 Form 18-K.

Table No. 6—Average Cetes, CPP and TIIE Rates

	28-Day Cetes	91-Day Cetes	CPP	28-Day TIIE	91-Day TIIE
2015:
January-June	2.9	3.0	2.2	3.3	3.3
July-December	3.1	3.2	2.1	3.3	3.4
2016:
January-June	3.6	3.8	2.4	3.9	4.0
July-December	4.7	4.9	2.9	5.0	5.1
2017:
January	5.8	6.3	3.6	6.1	6.3
February	6.1	6.4	3.7	6.4	6.6

Source: Banco de México.

During 2016, interest rates on 28-day Cetes averaged 4.2%, as compared to 3.0% during 2015. Interest rates on 91-day Cetes averaged 4.4%, as compared to 3.1% during 2015.

On March 9, 2017, the 28-day Cetes rate was 6.3% and the 91-day Cetes rate was 6.5%.

Exchange Controls and Foreign Exchange Rates

The following table sets forth, for the periods indicated, the daily peso/dollar exchange rates announced by Banco de México for payment of obligations denominated in dollars and payable in pesos within Mexico.

Table No. 7—Exchange Rates

	Representative Market Rate
Year	End-of-Period	Average
2015	17.2487	15.8680
2016	20.6194	18.6908
2017
January	20.7908	21.3853
February	19.9957	20.2905

Source: Banco de México.

On March 15, 2017, the peso/dollar exchange rate closed at Ps. 19.5803 = U.S. $1.00, a 5.2% appreciation in dollar terms as compared to the rate on December 31, 2016. The peso/U.S. dollar exchange rate announced by Banco de México on March 14, 2017 (which took effect on the second business day thereafter) was Ps. 19.6880 = U.S. $1.00.

The value of the Mexican peso has been under increased pressure since the U.S. election in November 2016. On February 21, 2017, the Foreign Exchange Commission announced that Banco de México would implement a program auctioning up to U.S. $20 billion in foreign exchange hedges due to the Mexican peso’s volatility against the U.S. dollar. The aim of the program is to support the peso without utilizing Banco de México’s international reserves.

Securities Markets

The Bolsa Mexicana de Valores (BMV) publishes the Índice de Precios y Cotizaciones (Stock Market Index, or the IPC) based on a group of the thirty five most actively traded shares.

At March 14, 2017, the IPC stood at 47,088.0 points, representing a 3.2% increase from the level at December 30, 2016.

Foreign Trade and Balance of Payments

Foreign Trade

The following table provides information about the value of Mexico’s merchandise exports and imports (excluding tourism) for the periods indicated.

Table No. 8—Exports and Imports

	2015	2016(1)
Merchandise exports (f.o.b.)
Oil and oil products	$23,172.9	$18,742.7
Crude oil	18,524.4	15,499.9
Other	4,648.5	3,242.8
Non-oil products	357,450.1	355,186.9
Agricultural	12,970.6	14,742.9
Mining	4,504.5	4,368.3
Manufactured goods(2)	339,974.9	336,075.8
Total merchandise exports	380,623.0	373,929.6
Merchandise imports (f.o.b.)
Consumer goods	56,279.4	51,950.3
Intermediate goods(2)	297,253.4	294,994.4
Capital goods	41,699.7	40,119.8
Total merchandise imports	395,232.4	387,064.5
Trade balance	$(14,609.4)	$(13,134.9)

Average price of Mexican oil mix(3)	$43.1	$35.6

Note: Numbers may not total due to rounding.

(1)	Preliminary figures.
(2)	Includes the in-bond industry.
(3)	In U.S. dollars per barrel.

Source: Banco de México / PEMEX.

During 2016, total merchandise exports decreased by 1.8% as compared to 2015 while total merchandise imports decreased by 2.1%. The trade balance for 2016 registered a deficit of U.S. $13.1 billion as compared to the U.S. $14.6 billion deficit registered in 2015. This deficit was a result of the combination of a decrease in both merchandise exports (especially oil and oil products which decreased by 19.1% in nominal terms) and merchandise imports (especially consumer goods which decreased by 7.7% in nominal terms).

On January 20, 2017, Mexico announced the conclusion of the third round of renegotiations of the free trade agreement between Mexico and the European Union. Throughout these discussions, topics included access to goods and services, rules of origin and trade facilitation and barriers, among others. On February 1, 2017 the Secretary of Economy of Mexico and the Trade Commissioner for the European Union agreed to accelerate these negotiations.

On November 14 and 15, 2016, representatives of Mexico and Argentina held the first round of negotiations to expand the scope of the Acuerdo de Complementación Económica No. 6 (Economic Complementation Agreement, or ACE 6).

i.	Trans-Pacific Partnership

On January 23, 2017, the U.S. President signed an Executive Order directing the United States Trade Representative to withdraw the United States as a signatory to the Trans-Pacific Partnership Agreement (TPP), a proposed international trade agreement among twelve Pacific Rim countries, and to permanently withdraw the United States from TPP negotiations. Mexico and other parties are evaluating alternatives following the United States’s decision.

ii.	North American Free Trade Agreement

On February 1, 2017, the Mexican Government began a 90-day consultation with the Senate and private sector on a potential renegotiation of the North American Free Trade Agreement (NAFTA). Renegotiation of NAFTA may greatly affect Mexico’s industries, especially manufacturing and agricultural industries, but it is difficult to predict at this time the impacts of such renegotiation.

Balance of Payments and International Reserves

The following table sets forth Mexico’s balance of payments for the periods indicated:

Table No. 9—Balance of Payments

		2015	20161)
		(in millions of U.S. dollars)
I.	Current account(2)	$(33,346.8)	$(27,858.2)
	Credits	437,056.6	432,562.6
	Merchandise exports (f.o.b.)	380,623.0	373,929.6
	Non-factor services	23,312.6	24,454.2
	Tourism	17,733.7	19,570.8
	Others	5,578.8	4,883.3
	Factor Services	7,915.4	6,798.3
	Interest	2,469.9	2,725.0
	Others	5,445.5	4,073.3
	Transfers	25,205.8	27,380.5
	Debits	470,403.4	460,420.8
	Merchandise imports (f.o.b.)	395,232.4	387,064.5
	Non-factor services	32,094.8	31,707.6
	Insurance and freight	10,048.2	10,451.3
	Tourism	10,098.1	10,226.9
	Others	11,948.5	11,029.4
	Factor services	42,171.0	40,918.3
	Interest	25,864.0	25,967.9
	Others	16,307.0	14,950.4
	Transfers	905.2	730.4
II.	Capital account	36,826.9	35,250.6
	Liabilities	51,235.6	57,461.6
	Loans and deposits	13,193.6	22,682.1
	Development banks	849.5	544.8
	Commercial banks	(3,508.2)	4,165.4
	U.S. Federal Reserve swap facility	0.0	0.0
	Non-financial public sector	15,133.4	19,766.4
	Non-financial private sector	718.9	(1,794.6)
	PIDIREGAS(3)	0.0	0.0
	Foreign investment	38,042.1	34,779.5
	Direct	33,181.3	26,738.6
	Portfolio	4,860.8	8,040.9
	Equity securities	3,601.1	9,517.9
	Debt securities	1,259.8	(1,476.9)
	Assets	(14,408.7)	(22,211.0)
III.	Errors and omissions	(17,565.2)	(8,150.3)
IV.	Change in net international reserves(4)	(16,503.5)	(193.8)

Note: Numbers may not total due to rounding.

(1)	Preliminary figures.
(2)	Current account figures are calculated according to a methodology developed to conform to new international standards under which merchandise exports and merchandise imports include the in-bond industry.
(3)	Since January 1, 2009, external financing of long-term infrastructure projects (PIDIREGAS) are recorded as non-financial public sector indebtedness.
(4)	The sum of items I, II and III does not equal item IV because purchases and sales of gold and silver, as well as adjustments in their value, are not reflected in items I, II and III.

Source: Banco de México.

During 2016, Mexico’s current account registered a deficit of U.S. $27.9 billion, as compared to a deficit of U.S. $33.3 billion in 2015, which was the result of a combination of a deficit in the balance of goods and services and a surplus in the balance of transfers. The capital account registered a surplus of U.S. $35.3 billion in 2016, as compared to a surplus of U.S. $36.8 billion in 2015. Foreign direct investment in Mexico totaled U.S. $26.7 billion in 2016, as compared to U.S. $33.2 billion in 2015. This decrease was mainly due to loans and debt reduction between subsidiaries and their parent companies.

The following table sets forth Banco de México’s international reserves and net international assets at the end of each period indicated.

Table No. 10—International Reserves and Net International Assets(3)

Year	End-of-Period International Reserves(1)(2)	End-of-Period Net International Assets
	(in millions of U.S. dollars)
2015	176,735.4	177,628.9
2016(4)	176,541.5	178,056.8
2017(4)
January	174,791.4	176,656.5
February	175,145.4	181,846.5

(1)	Includes gold, Special Drawing Rights (international reserve assets created by the International Monetary Fund (IMF)) and foreign exchange holdings.
(2)	“International reserves” are equivalent to: (a) gross international reserves, minus (b) international liabilities of Banco de México with maturities of less than six months.
(3)	“Net international assets” are defined as: (a) gross international reserves, plus (b) assets with maturities greater than six months derived from credit agreements with central banks, less (x) liabilities outstanding to the IMF and (y) liabilities with maturities of less than six months derived from credit agreements with central banks.
(4)	Preliminary figures.

Source: Banco de México.

Public Finance

2016 Budget

Selected estimated budget expenditures are set forth in the table below.

Table No. 11— 2014-2016 Budgetary Expenditures; 2016 Expenditure Budget

	2014 Results(1)	2015 Results(1)	2016 Results(1)	2016 Budget(2)
	(in billions of Pesos)
Health	Ps. 114.3	Ps. 121.1	Ps. 121.8	Ps. 132.2
Education	308.7	323.1	316.9	303.0
Housing and community development	25.8	29.2	26.0	25.6
Government debt servicing	291.8	322.2	370.1	357.4
CFE and Pemex debt servicing	54.1	86.1	102.9	84.4

n.a. =	Not available.
(1)	Preliminary figures.
(2)	2016 Budget figures represent budgetary estimates, based on the economic assumptions contained in the General Economic Policy Guidelines and in the Economic Program for 2016. These figures do not reflect actual results for the year or updated estimates of Mexico’s 2016 economic results.

Source: Ministry of Finance and Public Credit.

The table below sets forth the budgetary results for 2011-2016. It also sets forth the assumptions and targets underlying Mexico’s 2016 Budget.

Table No. 12—2011-2016 Budgetary Results; 2016 Budget Assumptions and Targets

	2011 Results(1)	2012 Results(1)	2013 Results(1)	2014 Results(1)	2015 Results(1)	2016 Results(1)	2016 Budget(2)
Real GDP growth (%)	4.0%	4.0%	1.4%	2.3%	2.6%	2.4%	3.1%
Increase in the national consumer price index (%)	3.8%	3.6%	4.0%	4.1%	2.1%	3.4%	3.0%
Average export price of Mexican oil mix (U.S. $/barrel)	$101.13	$101.96	$98.44	$85.48	$43.12	$35.63	$50.00 (3)
Average exchange rate (Ps./$1.00)	12.4	13.2	12.8	13.3	15.9	18.7	16.4
Average rate on 28-day Cetes (%)	4.2%	4.2%	3.8%	3.0%	3.0%	4.2%	4.5%
Public sector balance as % of GDP(4)	(2.4)%	(2.6)%	(2.3)%	(3.2)%	(3.5)%	(2.6)%	n.a.
Primary balance as % of GDP(4)	(0.6)%	(0.6)%	(0.4)%	(1.1)%	(1.2)%	(0.1)%	(0.6)%
Current account deficit as % of GDP	(1.2)%	(1.4)%	(2.5)%	(2.1)%	(3.0)%	(2.7)%	(2.6)%

n.a. =	Not available.
(1)	Preliminary figures.
(2)	2016 Budget figures represent budgetary estimates, based on the economic assumptions contained in the General Economic Policy Guidelines and in the Economic Program for 2016. These figures do not reflect actual results for the year or updated estimates of Mexico’s 2016 economic results.
(3)	The Government entered into hedging agreements to protect against the effects of a potential decline in oil prices with respect to the level that was assumed in the 2016 Revenue Law. Therefore, the approved expenditures level should not be affected if the weighted average price of crude oil exported by PEMEX for the year falls below the price assumed in the 2016 Budget.
(4)	Includes the effect of expenditures related to the issuance of bonds pursuant to reforms to the ISSSTE Law and the recognition as public sector debt of certain PIDIREGAS obligations, as discussed under “Public Finance—Revenues and Expenditures—General” in the 2015 Form 18-K.

Source: Ministry of Finance and Public Credit.

Revenues and Expenditures

The following table illustrates the composition of public sector budgetary revenues for the fiscal years 2015 and 2016 in constant 2008 pesos.

Table No. 13—2015 and 2016 Public Sector Budgetary Revenues

	2015(1)	2016(1)	2016 Budget(2)
	(in billions of constant pesos)(3)
Budgetary revenues	4,267.0	4,840.9	4,154.6
Federal government	3,180.1	3,566.2	3,102.4
Taxes	2,366.5	2,716.2	2,407.7
Income tax	1,222.5	1,420.6	1,244.2
Value-added tax	707.2	791.7	742.0
Excise taxes	354.3	411.4	348.9
Import duties	44.1	50.6	36.3
Export duties	0.0	0.0	0.0
Luxury goods and services	0.0	0.0	0.0
Other	34.6	38.0	36.3
Non-tax revenue	813.6	850.1	694.7
Fees and tolls	58.6	55.5	47.4
Transfers from the Mexican Petroleum Fund for Stabilization and Development	398.8	307.9	485.5
Rents, interest and proceeds of assets sales	0.0	0.0	0.0
Fines and surcharges	350.7	478.9	161.7
Other	5.5	7.8	0.0
Public enterprises and agencies	1,086.9	1,274.7	1,052.2
PEMEX	429.0	481.5	398.4
Others	657.9	793.2	653.8

Note: Numbers may not total due to rounding.

(1)	Preliminary figures.
(2)	Budgetary estimates as of December 2015. Budgetary estimates were converted into constant pesos using the GDP deflator for 2016, estimated as of December 2015.
(3)	Constant pesos with purchasing power as of December 31, 2008.

Source: Ministry of Finance and Public Credit.

2017 Budget

On September 8, 2016, the President of Mexico submitted the proposed Ley de Ingresos de la Federación para el Ejercicio Fiscal de 2017 (Federal Revenue Law for 2017, or the 2017 Revenue Law) and the proposed Presupuesto de Egresos de la Federación para el Ejercicio Fiscal de 2017 (Federal Expenditure Budget for 2017, or the 2017 Expenditure Budget) to the Congreso de la Unión (Congress) for its approval. The 2017 Revenue Law was approved by the Senate on October 26, 2016, and the 2017 Expenditure Budget was approved by the Chamber of Deputies on November 11, 2016. They were published in the Official Gazette of the Federation on November 15, 2016, and November 30, 2016, respectively. We refer to these two bills together as Mexico’s 2017 budget (the 2017 Budget).

The 2017 Budget provides for a public sector budget surplus excluding investment in projects of high economic and social impact of 0.1% of GDP. The 2017 Budget provides for a public sector budget deficit of 2.4% of GDP, including investment in projects of high economic and social impact, specifically investments by public entities and other Government projects. The 2017 Budget contemplates public sector budgetary revenues totaling Ps. 4,309.5 billion, a 0.4% increase in real terms as compared to public sector budgetary revenues estimated for Mexico’s 2016 budget (the 2016 Budget). The 2017 Budget estimates are based on an estimated volume of oil exports of 775,000 barrels per day. Oil revenues are estimated at Ps. 769.9 billion in nominal pesos, a 15.7% decrease in real terms as compared to the estimated amount for the 2016 Budget. In addition, approved non-oil revenues are Ps. 3,539.6 billion, a 4.8% increase as compared to the estimated amount for the 2016 Budget. Finally, projected non-oil tax revenues also increased by 9.7% in real terms as compared to the amount approved for the 2016 Budget.

The 2017 Expenditure Budget provides for a total of Ps. 3,105.8 billion in expenditures (excluding estimated physical investment expenditures by PEMEX totaling Ps. 391.9 billion), a 3.9% decrease in real terms as compared to the amount approved in the Presupuesto de Egresos de la Federación para el Ejercicio Fiscal de 2016 (Federal Expenditure Budget for 2016). Selected estimated budget expenditures are set forth in the table below.

Table No. 14 – Selected 2011-2016 Budgetary Expenditures; 2017 Expenditure Budget

	2011 Results	2012 Results	2013 Results	2014 Results	2015 Results(1)	2016 Results(1)	2017 Budget(2)
		(in billions of nominal Pesos)
Health	99.0	110.0	116.8	114.3	121.2	121.8	121.8
Education	247.0	277.2	285.2	308.7	323.1	316.9	267.7
Housing and community development	5.3	5.3	21.4	25.8	29.2	26.0	16.0
Government debt servicing	240.5	256.9	270.3	291.8	322.2	370.1	416.3
CFE and Pemex debt servicing	33.4	48.2	44.3	54.1	86.1	102.9	120.4

(1)	Preliminary figures.
(2)	2017 Budget figures represent budgetary estimates, based on the economic assumptions contained in the General Economic Policy Guidelines for 2017 and in the Economic Program for 2017. These figures do not reflect actual results for the year or updated estimates of Mexico’s 2017 economic results.

Source: Ministry of Finance and Public Credit.

The 2017 Budget authorizes the Government to incur net domestic debt in the amount of Ps. 495 billion in nominal pesos, or 2.4% of GDP. The 2017 Budget also authorizes the Government to incur an additional U.S. $5.8 billion in external indebtedness, which includes financing from international financial organizations.

Public Debt

Internal Public Debt

The following table summarizes the gross and net internal debt of the Government at each of the dates indicated.

Table No. 15 – Gross and Net Internal Debt of the Government(1)

	At December 31, 2015		At December 31, 2016(2)
	(in billions of pesos, except percentages)
Gross Debt
Government Securities	Ps. 4,701.2	92.7%	Ps. 4,915.3	87.5%
Cetes	655.8	12.9	634.7	11.3
Floating Rate Bonds	296.5	5.8	397.9	7.1
Inflation-Linked Bonds	1,196.6	23.6	1,223.5	21.8
Fixed Rate Bonds	2,546.2	50.2	2,652.1	47.2
STRIPS of Udibonos	6.1	0.1	7.2	0.1
Other(3)	372.8	7.3	705.0	12.5

Total Gross Debt	5,074.0	100.0%	5,620.3	100.0%

Net Debt
Financial Assets(4)	(259.9)		(224.0)

Total Net Debt	Ps. 4,814.1		Ps. 5,396.3

Gross Internal Debt/GDP	26.6%		27.8%
Net Internal Debt/GDP	25.2%		26.7%

Note: Numbers may not total due to rounding.

(1)	Internal debt figures do not include securities sold by Banco de México in open-market operations to manage liquidity levels pursuant to Regulación Monetaria. This is because this does not increase the Government’s overall level of internal debt. Banco de México must reimburse the Government for any allocated debt that Banco de México sells into the secondary market and that is presented to the Government for payment. If Banco de México undertakes extensive sales of allocated debt in the secondary market, however, this can result in an elevated level of outstanding internal debt as compared to the Government’s figure for net internal debt.
(2)	Preliminary figures.
(3)	Includes Ps. 153.8 billion at December 31, 2015 and Ps. 147.5 billion at December 31, 2016 in liabilities associated with social security under the ISSSTE Law.
(4)	Includes the net balance (denominated in pesos) of the Federal Treasury’s General Account in Banco de México.

Source: Ministry of Finance and Public Credit.

External Public Debt

The 2017 Budget authorized the Government to incur up to $5.8 billion in additional net external debt, which includes external borrowings incurred from international financial institutions. The 2016 Budget and 2015 Budget both authorized up to U.S. $6 billion in additional net external debt.

According to preliminary figures, at December 31, 2016, outstanding gross public sector external debt totaled U.S. $181.0 billion, an approximate U.S. $18.8 billion increase from the U.S. $162.2 billion outstanding at December 31, 2015. Of this amount, U.S. $177.9 billion represented long-term debt and U.S. $3.1 billion represented short-term debt. Net external indebtedness also increased by U.S. $16.1 billion during 2016, mainly due to an increase in Federal Government and State Productive Enterprise external debt. Overall, at December 31, 2016, total public debt (gross external debt plus net internal public sector debt) represented approximately 48.2% of nominal GDP, an increase of 5.4 percentage points from December 31, 2015.

The following tables set forth a summary of Mexico’s external public debt, including a breakdown of such debt by currency, net external public sector debt, the Government’s gross external debt, the Government’s net external debt and the Government’s net debt at the dates indicated.

Table No. 16—Summary of External Public Debt(1)

By Type

	Long-Term Direct Debt of the Government	Long-Term Debt of Budget- Controlled Agencies	Other Long- Term Public Debt(2)	Total Long- Term Debt	Total Short- Term Debt	Total Long-and Short- Term Debt
	(in millions of U.S. dollars)
At December 31, 2015	82,493	69,621	6,943	159,057	3,152	162,209
At December 31, 2016(3)	88,083	82,688	7,122	177,893	3,093	180,986

Table No. 17—By Currency

	December 31, 2015			December 31, 2016(3)
	(in millions of U.S. dollars, except for percentages)
U.S. Dollars	U.S.$	131,702	81.2%	U.S.$	144,185	79.7%
Japanese Yen		4,857	3.0		6,410	3.5
Swiss Francs		1,011	0.6		1,331	0.7
Pounds Sterling		2,694	1.7		2,257	1.3
Euro		18,834	11.6		24,409	13.5
Others		3,113	1.9		2,393	1.3

Total	U.S.$	162,209	100.0%	U.S.$	180,986	100.0%

Table No. 18—Net External Debt of the Public Sector

	December 31, 2015		December 31, 2016(3)
	(in millions of U.S. dollars, except for percentages)
Total Net Debt	U.S. $	161,610	U.S. $	177,693
Gross External Debt/GDP		14.6%		18.5%
Net External Debt/GDP		14.6%		18.2%

Table No. 19—Gross External Debt of the Federal Government

	December 31, 2015			December 31, 2016(3)
	(in millions of U.S. dollars, except for percentages)
U.S. dollars	U.S. $	66,298	80.3%	U.S. $	67,533	76.6%
Japanese yen		3,672	4.4		4,525	5.1
Swiss francs		—	—		—	—
Pounds sterling		2,177	2.6		1,825	2.1
Euros		10,422	12.6		14,256	16.2
Others		19	0.0		18	0.0

Total	U.S. $	82,588	100.0%	U.S. $	88,157	100.0%

Table No. 20—Net External Debt of the Federal Government

	December 31, 2015	December 31, 2016(3)
	(in millions of U.S. dollars, except for percentages)
Total Net Debt	U.S.$82,320	U.S.$86,666
Gross External Debt/GDP	7.4%	9.0%
Net External Debt/GDP	7.4%	8.9%

Table No. 21—Net Debt of the Federal Government

	December 31, 2015	December 31, 2016(3)
External Debt	22.7%	25.0%
Internal Debt	77.3%	75.0%

Note: Numbers may not total due to rounding.

(1)	External debt denominated in foreign currencies other than U.S. dollars has been translated into dollars at exchange rates as of each of the dates indicated. External public debt does not include (a) repurchase obligations of Banco de México with the IMF (none of which was outstanding as of December 31, 2016) or (b) loans from the Commodity Credit Corporation to public sector Mexican banks. External debt is presented herein on a “gross” basis, and includes external obligations of the public sector at their full outstanding face or principal amount. For certain informational and statistical purposes, Mexico sometimes reports its external public sector debt on a “net” basis, which is calculated as the gross debt net of certain financial assets held abroad. These financial assets include Mexican public sector external debt that is held by public sector entities but that has not been cancelled.
(2)	Includes development banks’ debt and the debt of other administratively-controlled agencies whose finances are consolidated with those of the Government.
(3)	Adjusted to reflect the effect of currency swaps.

Source: Ministry of Finance and Public Credit.

Recent Securities Transactions

Mexico offers additional debt securities from time to time, and in order to manage the composition of its outstanding liabilities, Mexico engages from time to time in a variety of transactions including tender offers, open market purchases and early redemptions.

On November 1, 2016, Mexico issued U.S. €1.2 billion of its 1.375% Global Notes due 2025 and €0.7 billion of its 3.375% Global Notes due 2031. Mexico used a portion of the proceeds from this offering to redeem its outstanding 4.250% Global Notes due 2017.

In 2017, Mexico has repurchased approximately $500 million in aggregate principal amount of outstanding debt securities in open market transactions.